Filed Pursuant to Rule 424(b)(3)

Registration No. 333-254718

PROSPECTUS SUPPLEMENT NO. 2

To Prospectus dated April 5, 2021

NUVVE HOLDING CORP.

2,778,750 SHARES OF COMMON STOCK (For Resale)

2,707,500 WARRANTS (For Resale)

1,353,750 SHARES OF COMMON STOCK (For Issuance)

This prospectus supplement no. 2 supplements the prospectus dated April 5, 2021 (the “Prospectus”), relating to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (A) up to 2,778,750 shares of common stock, including (i) 1,425,000 shares originally sold in a private placement at the closing of the Business Combination (as defined in the Prospectus), and (ii) up to 1,353,750 shares issuable upon the exercise of the warrants sold in the private placement, and (B) up to 2,707,500 warrants sold in the private placement. We will not receive any proceeds from the sale of shares of common stock or warrants by the Selling Securityholders pursuant to this prospectus. The Prospectus also relates to the offer and sale by us of 1,353,750 shares of common stock issuable upon exercise of the warrants, solely to the extent the warrants are publicly sold prior to their exercise.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that the Selling Securityholders will offer or sell any of the shares of common stock or warrants. The Selling Securityholders may offer, sell or distribute all or a portion of their shares of common stock or warrants publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of shares of common stock or warrants by the Selling Securityholders pursuant to the Prospectus. We provide more information about how the Selling Securityholders may sell the shares of common stock or warrants in the section of the Prospectus entitled “Plan of Distribution.”

This prospectus supplement no. 2 incorporates into the Prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on August 4, 2021.

You should read this prospectus supplement no. 2 in conjunction with the Prospectus, including all prior supplements and amendments thereto. This prospectus supplement no. 2 is qualified by reference to the Prospectus, as previously supplemented and amended, except to the extent that the information in the prospectus supplement no. 2 supersedes the information contained in the Prospectus, as previously supplemented and amended. This prospectus supplement no. 2 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including all prior supplements and amendments thereto.

Our common stock and warrants are listed for trading on the Nasdaq Capital Market under the symbols “NVVE” and “NVVEW,” respectively. On August 3, 2021 the closing price of our common stock was $11.33 and the closing price of our warrants was $1.65.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and have elected to comply with certain reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 4 in the Prospectus and elsewhere in any supplements for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 4, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 4, 2021

NUVVE HOLDING CORP.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-40296	86-1617000
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2869 Historic Decatur Road, San Diego, California	92106
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (619) 456-5161

2468 Historic Decatur Road, San Diego, California
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12).

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)).

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)).

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.0001 Per Share	NVVE	The Nasdaq Stock Market LLC
Warrants to Purchase Common Stock	NVVEW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On August 4, 2021, Nuvve Holding Corp. (the “Company”) formed a joint venture, Levo Mobility LLC (“Levo,” and such joint venture, the “Levo Joint Venture”), with Stonepeak Rocket Holdings LP, a Delaware limited partnership (“Stonepeak”), and Evolve Transition Infrastructure LP, a Delaware limited partnership (“Evolve,” and together with Stonepeak, the “Investors”).

In connection with the Levo Joint Venture, on August 4, 2021 (the “Joint Venture Date”), the Company’s wholly owned operating subsidiary, Nuvve Corporation (“Nuvve”), and the Investors entered into an Amended and Restated Limited Liability Company Agreement for Levo (the “Levo LLCA”); the Company and Levo entered into a Development Services Agreement (the “DSA”); the Company, the Investors and Levo entered into a Parent Letter Agreement (the “PLA”); the Company and Stonepeak entered into a Board Rights Agreement (the “BRA”); and the Company and Levo entered into an Intellectual Property License and Escrow Agreement (the “IP License and Escrow Agreement”). The terms of the agreements are substantially consistent with the proposed terms set forth in that certain letter agreement between the parties previously disclosed by the Company on May 17, 2021.

The Company is a global leader accelerating the electrification of transportation through its proprietary vehicle-to-grid (“V2G”) platform. Levo was formed for the purpose of providing Fleet-as-a-Service solutions enabling fleets to switch to electric vehicles (“EV”) quickly with no upfront costs and full financing options. For a flat fee, Levo provides turnkey support that may include site planning, construction services, deployment of V2G-enabled EVs and associated charging infrastructure, as well as maintenance and V2G energy management services to seamlessly transition a customer's fleet to electric while lowering their total cost of EV operation. Levo combines the Company’s proprietary V2G technology, EV OEM partnerships, and expertise in transportation electrification with substantial capital and additional resources from the Investors to bridge the gap between the need to electrify transportation and the large upfront investment needed to do so. Levo’s mission is to be the all-in-one partner for fleet electrification while intelligently integrating EVs into the grid and increasing the penetration of clean energy sources.

Pursuant to the Levo LLCA, Stonepeak and Evolve plan to make capital contributions to Levo in an aggregate amount of up to $750 million (which may be increased up to $1 billion) to finance Levo’s business.

Levo LLCA

The Levo LLCA governs the affairs of Levo and the conduct of its business.

The membership interests authorized by the Levo LLCA consist of Class A Common Units, Class B Preferred Units, Class C Common Units and Class D Incentive Units. On the Joint Venture Date and the signing of the Levo LLCA, Levo issued 510,000 Class A Common Units to Nuvve, 2,801 Class B Preferred Units to the Investors, and 490,000 Class C Common Units to the Investors. The Investors agreed to pay to Levo an aggregate purchase price of $2,801,000 for the Class B Preferred Units and the Class C Common Units. The Investors will receive additional Class B Preferred Units for each $1,000 in additional capital contributions made by them.

The Class B Preferred Units have an initial liquidation preference of $1,000 per unit and are entitled to cumulative preferred distributions at a rate of 8% of the liquidation preference per annum, payable quarterly. Available cash will be distributed quarterly, first, to the Class B Preferred Unit holders to pay the preferred distributions for such quarter; second, to the Class B Preferred Unit holders to pay all amounts due and unpaid on such units (including accumulated and unpaid preferred distributions); third, until the liquidation preference of the Class B Preferred Units is reduced to $1.00, to both the Class B Preferred Unit holders and the Common Unit holders, with the percentage allocation between them varying based on a leverage ratio; and thereafter, to the Common Unit holders. Distributions on the Class B Preferred Units in excess of the preferred distributions will reduce the liquidation preference of the Class B Preferred Units. Until the completion of the first full twelve fiscal quarters after the Investors have made aggregate capital contributions of at least $50 million, Levo may elect to pay the preferred distributions in cash or in kind.

The Class D Incentive Units are profits interests intended to provide incentives to certain key employees and service providers of Levo, its members and its affiliates. The Class D Incentive Unit holders will receive certain distributions from and after the time that the Class B Preferred Unit holders have received a target return on their investment and the Common Unit holders have received a return of their capital contributions.

At the earliest to occur of August 4, 2028, a fundamental change (which includes, for example, a change of control of the Company or Nuvve, certain changes in ownership of Levo, a sale of all or substantially all of Levo’s assets, or an initial public offering or direct listing of Levo) (a “Fundamental Change”) or a trigger event (which includes, for example, a failure to pay quarterly distributions or a material breach by the Company, Nuvve or their applicable affiliates of such person’s obligations under the transaction documents) (a “Trigger Event”), Stonepeak will have the option to cause Levo to redeem the Class B Preferred Units in whole or in part from time to time at a redemption price equal to the greater of the liquidation preference, a price based on a 12.5% internal rate of return, and a price based on a 1.55 multiple on invested capital.

At any time following the earliest to occur of August 4, 2028 and a Trigger Event, Stonepeak has the right to cause a sale of Levo. In addition, at any time following the earliest to occur of August 4, 2023, the date on which Levo has entered into contracts with third parties to spend at least $500 million in aggregate capital expenditures, and a Trigger Event, Stonepeak has the right to effect an underwritten initial public offering of Levo.

Levo will be managed by a board of managers consisting of nine managers, of whom (i) five will be appointed by Nuvve, (ii) for so long as any Class B Preferred Units remain outstanding or Stonepeak owns at least ten percent or more of the issued and outstanding Common Units, three will be appointed by Stonepeak, and (iii) one will be an independent manager. For so long as Evolve owns more than two percent of the issued and outstanding Common Units, Evolve will have the right to designate one person to act as an observer at all meetings of the board of managers, subject to certain limited exceptions. Certain specified actions will require the approval of at least one of the Stonepeak managers, the representative of the Class B Preferred Unit holders and/or Evolve.

Nuvve and its affiliates are required to present to Levo all investment or business opportunities they become aware of and desire to pursue, to the extent such investment or business opportunities are within the scope of, primarily relate to or compete with, Levo’s business, and shall not pursue any such business opportunity, subject to certain exceptions, during the period ending on the earliest to occur of the funding of the full commitment amount (generally $750 million, subject to increase or decrease in accordance with the Levo LLCA), the end of the commitment period (generally August 4, 2024, subject to reduction or extension in certain circumstances) or a monetization event (including, for example, an underwritten initial public offering or sale of Levo).

The Levo LLCA includes other customary provisions for an agreement of its type, including tag-along rights, a right of first offer on transfers, and drag-along rights.

DSA

Under the DSA, the Company or one of its affiliates will provide certain services to Levo and its subsidiaries, including operational, commercial, research and development, engineering, business development, legal, regulatory, accounting, treasury, and finance services.

As payment for the services, upon conclusion of the initial development period, which commenced on August 4, 2021 and runs through the date that Levo has entered into contracts with third parties to spend at least $25,000,000, in the aggregate, of capital expenditures relating to qualifying business opportunities, Levo will pay the Company an amount equal to 49% of each of the Company’s aggregate total of budgeted out-of-pocket and general and administrative expenses allocable to the provision of the services, and a fixed monthly general and administrative fee, in each case, incurred during such initial development period. After the expiration of the initial development period, Levo will pay the Company an amount equal to 100% of its budgeted out-of-pocket and general and administrative expenses allocable to the provision of the services, and a fixed monthly general and administrative fee.

The DSA may be terminated under certain conditions, including by Levo for convenience upon 30 days’ written notice, by either party upon written notice to the other party upon a material uncured breach of the DSA, by the Company on 90 days’ written notice if no business opportunities have been approved during the commitment period under the Levo LLCA, or by either party upon 30 days’ notice following the earliest to occur of the 3rd anniversary of Levo’s initial public offering, the 3rd anniversary of the date the Company ceases to own any Levo equity interests, and the 5th anniversary of the date Nuvve ceases to have the right to designate a majority of Levo’s board of managers.

PLA

The PLA includes, among other provisions, certain restrictive covenants with respect to Levo’s business, including a business opportunities covenant applicable to the Company that is identical to the one in the Levo LLCA described above, and a covenant granting Stonepeak a right of first offer to participate in certain future financing transactions of Levo. In addition, the Company agreed to reimburse each of the Investors for a portion of their out-of-pocket expenses incurred in connection with the due diligence, documentation and negotiation of the agreements.

BRA

Under the BRA, so long as the Investors beneficially own any Class B Preferred Units of Levo or at least 10% of the Company’s common stock, Stonepeak has the right to designate two individuals to act as observers (the “Board Observer”) at all meetings of the Company’s board of directors; however, if there is an Investor Director (as defined below) then serving on the Company’s board, Stonepeak will have the right to appoint one Board Observer instead of two. In addition, for so long as the Investors beneficially own at least 10% of the Company’s common stock, Stonepeak has the right to designate one individual (the “Investor Director”) for appointment as a member of the Company’s board of directors and as a member of one committee of the board of directors (or two committees, if the Investors beneficially own at least 15% of the Company’s common stock, or all committees, if the Investors beneficially own at least 25% of the Company’s common stock). Any such designee must meet certain qualification requirements.

IP License and Escrow Agreement

The IP License and Escrow Agreement provides that (i) all intellectual property of the Company used in Levo’s business will be deposited into escrow, to be released to Levo upon the occurrence of certain specified release events (including, for example, certain circumstances in which the Company ceases to provide the services under the DSA and certain bankruptcy-related events), and (ii) the Company will grant a license to such intellectual property to Levo, which may be exercised solely after the occurrence of one of the specified release events.

If (i) one of the specified release events has occurred, (ii) the Investors have made capital contributions to Levo of at least $1 billion in respect of the Class B Preferred Units or the commitment period has expired, and (iii) the Company and its subsidiaries no longer own any equity interests in Levo, from and after such time and for so long as the license subsists and the intellectual property remains proprietary, Levo shall pay the Company (or its successor) a royalty on all vehicle-to-grid net revenue generated by or on behalf of or otherwise attributable to Levo and its affiliates and sublicensees from assets acquired or developed by Levo and its sublicensees.

The foregoing summaries of the Levo LLCA, the DSA, the PLA, the BRA and the IP License and Escrow Agreement are qualified in their entirety by reference to the text of such agreements, copies of which will be filed by amendment as exhibits hereto and will be incorporated by reference herein.

Item 7.01.	Regulation FD Disclosure.

On August 4, 2021, the Company issued a press release announcing the formation of the Levo Joint Venture. A copy of the press release is attached hereto as Exhibit 99.1.

The information included in this Item 7.01 and in Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

10.1*	Amended and Restated Limited Liability Company Agreement for Levo Mobility LLC, dated as of August 4, 2021, by and among Nuvve Corporation, Stonepeak Rocket Holdings LP and Evolve Transition Infrastructure LP.

10.2*	Development Services Agreement, dated as of August 4, 2021, by and between Nuvve Holding Corp. and Levo Mobility LLC.

10.3*	Parent Letter Agreement, dated as of August 4, 2021, by and among Nuvve Holding Corp., Stonepeak Rocket Holdings LP, Evolve Transition Infrastructure LP and Levo Mobility LLC.

10.4*	Board Rights Agreement, dated as of August 4, 2021, by and among Nuvve Holding Corp. and Stonepeak Rocket Holdings LP.

10.5*	Intellectual Property License and Escrow Agreement, dated as of August 4, 2021, by and between Nuvve Holding Corp. and Levo Mobility LLC.

99.1	Press release.

*	To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 4, 2021	NUVVE HOLDING CORP.

	By:	/s/ Gregory Poilasne
Gregory Poilasne
Chairman and Chief Executive Officer